Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

DMH INTERNATIONAL, INC.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

CONVERTIBLE PREFERRED STOCK

On behalf of DMH International, Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), there hereby is created, out of the Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation authorized by Article Three of the Certificate of Incorporation (“Preferred Stock”), a series of Convertible Preferred Stock, consisting of ten million (10,000,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Convertible Preferred Stock are as follows:

1.

Designation; Rank. This series of Preferred Stock shall be designated and known as “Convertible Preferred Stock.” The number of shares constituting the Convertible Preferred Stock shall be ten million (10,000,000) shares. Except as otherwise provided herein, the Convertible Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank pari passu to the common stock, par value $.001 per share (the “Common Stock”).

2.

Dividends. The holders of shares of Convertible Preferred Stock have no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose.

3.

Liquidation Preference. In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Convertible Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation on an equal basis per share with the holders of the Common Stock.

4.

Mandatory Conversion of Convertible Preferred Stock. The Holders of Convertible Preferred Stock shall have conversion rights as follows:

(a)

Upon the occurrence of a Mandatory Conversion Event, the outstanding shares of Convertible Preferred Stock shall automatically be converted at a conversion rate of twenty (20) shares of Common Stock for every one (1) share of Convertible Preferred Stock (the “Conversion Rate”) subject to adjustment as provided in Section 4 of this Designation.  Mandatory Conversion Event means the Business Day which occurs immediately following the Business Day on which the Corporation’s shareholders have approved an amendment to the Corporation’s Articles of Incorporation which provide for a sufficient number of authorized common stock which will permit the Holders of the Convertible Preferred Stock to convert such shares into the Corporation’s Common Stock.

(b)

The Corporation shall, not later than three (3) Business Days after the occurrence of the Mandatory Conversion Event, mail a notice to each of the then Holders of Convertible Preferred Stock describing the Mandatory Conversion Event and requesting that the holder surrender the preferred stock certificate or certificates representing shares of Convertible Preferred Stock then held by them at its then principal office or at the office of the Company’s Transfer Agent, if any.  As promptly as practicable after surrender of the Convertible Preferred Stock Certificate or Certificates pursuant to such notice, the Corporation shall issue and deliver to a Holder or, on his or its written order, a permitted transferee, a certificate or certificates for the number of full shares of the Common Stock issuable upon conversion, adjusted, as provided in Section 4(d) for any fractional share.

(c)

Effective upon the occurrence of a Mandatory Conversion Event, all rights of a holder of the Convertible Preferred Stock as such a Holder, shall terminate, except the right to receive shares of the Common Stock upon conversion of such holder’s share of Convertible Preferred Stock and, thereafter, the Holder shall be deemed to be a Holder of Common Stock for the number of shares as to which the Holder’s shares of the Convertible Preferred Stock are convertible pursuant to this Section 4.

(d)

No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Convertible Preferred Stock. In lieu of any fractional share to which the Holder would be entitled but for the provisions of this Section 4(d) based on the number of shares of Convertible Preferred Stock held by such Holder, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Convertible Preferred Stock by the Corporation upon conversion of Preferred Convertible Stock by such Holder.

(e)

Stock Dividends, Splits, Combinations and Reclassifications. If the Corporation shall (i) declare a dividend or other distribution payable in securities, (ii) split its outstanding shares of Common Stock into a larger number, (iii) combine its outstanding shares of Common Stock into a smaller number, or (iv) increase or decrease the number of shares of its capital stock in a reclassification of the Common Stock including any such reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the continuing entity (any such corporate event, an “Event”), then in each instance the Conversion Rate shall be adjusted such that the number of shares issued upon conversion of one share of Convertible Preferred Stock shall equitably reflect such event.

(f)

Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to Section 4 of this Designation, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause its principal financial officer to verify such computation and prepare and furnish to each Holder of Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and setting forth in reasonable detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder of Convertible Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Conversion Rate in effect at such time for the Convertible Preferred Stock; and (iii) the number of shares of Common Stock and the amount, if any, of other property that at such time would be received upon the conversion of the Convertible Preferred Stock.

(g)

Issue Taxes. The converting Holder shall pay any and all issue and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Convertible Preferred Stock.

5.

Voting. The holders of Convertible Preferred Stock shall have the right to cast twenty (20) votes for each share held of record on all matters submitted to a vote of holders of the Corporation’s common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of Convertible Preferred Stock shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

IN WITNESS WHEREOF the undersigned has signed this Designation this 22 day of July 2014.

DMH INTERNATIONAL, INC.

By:	Rik J. Deitsch
Name: Rik J. Deitsch Title: CEO

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